HOTELIERCO INVESTMENT OPPORTUNITY

OCTOBER 2020



HOTELIERCO.

THE HOTEL CROWDFUNDING COMPANY

WE FOUNDED HOTELIERCO IN 2017 WITH ONE GOAL: TO ALLOW ANYONE TO BECOME A HOTEL OWNER — NOT JUST ACCREDITED INVESTORS.



BACKGROUND

Regulation A+ crowdfunding went into effect on June 19, 2015, allowing a company to raise up to $50 million in new capital through an online equity crowdfunding offering. For the first time, investments of this size and type were allowed from anyone suitable in the crowd. Not just accredited investors.

A few facts about Regulation A+ that help explain the impact this new law has had:

- A company may raise up to $50 million from both accredited and non-accredited investors in any 12-month period. Accredited investors may invest any amount; non-accredited investors are limited to 10% of their annual income or net worth.

- Regulation A+ allows a company to use general solicitation to drive investors to the offering. A company may advertise or market their offering online, through traditional media, and in any other means they desire – as long as the marketing follows securities laws and is not false or misleading.

We intend to utilize these regulations to expand hotel investing using crowd-sourced funds.



EXECUTIVE SUMMARY

We are providing an opportunity to invest in the company, HotelierCo Retail LLC (**HotelierCo**). HotelierCo is the fund management entity used to find, underwrite, invest and manage properties for funds raised through crowdfunding.

The Raise:

Shares:	$1 per share (100 share minimum investment)
Valuation:	$12.5 million (pre-money)

Investor Perks:

1,000 shares: 5% Room discount at HotelierCo managed properties*

+ free room upgrade**

5,000 shares: 10% Room discount at HotelierCo managed properties*

+ free room upgrade**

+ branded YETI gear

10,000 shares: Everything in the 5,000 shares Perks

+ 5.0% valuation discount on future HotelierCo Retail company raises

50,000 shares: Everything in the 10,000 shares Perks

+ owners invite to hotel launch parties for HotelierCo fund Properties

+ two nights accommodations at any HotelierCo fund Property**



* when booking directly and cumulative with any discounts available to investors who invest in HotelierCo funds. ** based on availability

WE ARE A FUND MANAGER.
WE ARE A DEVELOPMENT MANAGER AND SPONSOR.
WE PARTNER WITH BEST IN CLASS HOTELIERS.
WE'RE CREATING A NEW EDITION OF HOTEL LOYALTY.
WE'RE CREATING A NEW WAY OF BRANDING HOTELS.



OUR STORY

HotelierCo was originally a concept developed by our CEO while running a large hospitality fund in Australia and working with a large hotel brand company in the United States.

There were three key developments that would enhance the hospitality space:

- Finding a way to provide access for all individuals to invest in hotel assets
- Break through the loyalty war between online travel agents (OTA's) and brand companies
- Free yourself from costly fees

In 2015, with the passing of Regulation A+ crowdfunding, all of these could finally happen.





LIKELY
STABLE
CRITICAL
STRENGTH
TERM
LONGER
QUALITY
LONG
BUSINESS
CUSTOMER
CUSTOMERS
PRODUCTS
ALTERNATIVES
COST
MARKET
RELATIONSHIP
LOYALTY
COSTS
COMPANY'S
MODEL
RESULT
PRICE
SWITCH
COMPANY
COMPETITORS
DOLLAR-SALES
BONDS
VOLUME
SERVICE
SATISFACTION
PERCENTAGE
EMPLOYEES

OUR STORY (cont.)

The first key driver for success was having partners with exceptional hotel operation capabilities.

Valor Hospitality is a hotel management company with operations in the United States, United Kingdom, South Africa, Dubai and Hong Kong. Valor are approved operators for all major brands (including Marriott, Hilton, IHG and Red Lion) as well as operate all types of hotels from luxury and upscale assets to mid-tier properties.

Valor recognized the opportunity in aligning with HotelierCo to open an institutional product for the public as well as a unique way to grow HotelierCo and Valor's business through joint effort. We are excited to have this relationship with Valor and grow similar opportunities with other like-minded companies.

The second key driver for success, a great operation requires a great technology platform.

Wefunder is an exceptional company in the crowdfunding technology space.

HotelierCo wanted to use their forward-thinking approach on investments with a focus on loyalty from the crowd. **Wefunder** provides the technology capability for members to invest, monitor and track their returns.

We didn't stop there! With these partnerships investing in hospitality assets isn't the only opportunity. We are now providing the opportunity to invest in the HotelierCo business.



OUR STORY (cont.)

The final stage for HotelierCo was developing a suitable fund structure for investment and finding a concept that would be ideal for newly acquired assets.

We have found several hospitality companies that love the concept and capital resource this would provide to grow their platform in a new and exciting way.

HotelierCo will put out its first three funds broken into regional United States markets:

- East Coast
- Central
- West Coast

We anticipate the first two funds, East Coast and Central United States, to launch in late **2020** with each of the funds focused on **$50 million** worth of equity.

With a database of current hotel owners, travel junkies, and loyalty members we are reaching groups already interested, engaged and hopeful in hospitality and entrepreneurship that aspire to become a first time hotel owner or a tycoon in the hospitality industry.

We are excited about the concept of a partnership between the public, fund management company, hotel management company and technology platform. We believe this is the key for change in hotel investment.

We are excited to have you on board!



WE ARE REDEFINING LOYALTY

For each investment and investment fund, we target specific locations or brands allowing you to find the product that is most suitable for your portfolio, and lifestyle.

We have an **Investment Forward Approach with a Loyalty Overlay**

We want the owner of the hotels to be a large producer of occupied room nights. But more than that we want our partners to:

       GET THE WORD OUT.

Your family and friends will want to stay at your hotels and

perhaps invest in future offerings.



For every direct booking, everyone wins:
- Ownership discounts
- **NO** online travel agent fees
- Lower marketing costs
- Better margins and bottom line



THE COVID-19 IMPACT

The impact of COVID-19 on the hospitality industry has been drastic. In March and April 2020 the hospitality industry saw declines in revenue per available room drop by almost 80%. With States at different levels of business operation and a large portion of businesses having employees work from home, the corporate hotels are still running at anemic occupancy rates.

Why raise funds now? With hotels under significant pressure relating to occupancy and revenue, having capital available to invest in the first half of 2021 on those once striving properties will allow for great investment opportunities. We believe now is the time to raise capital and be ready for these once in a lifetime opportunities. Our expertise allows us to identify assets in key markets that can be acquired at a discount, repositioned and renovated to create long term value for our owners, you.

Other impacts? The hospitality industry has seen a large number of employees out of the workplace. The availability of exceptional human capital is unprecedented, and part of the raise for HotelierCo will allow us to put together a team that would have been extremely difficult pre-COVID-19. Construction prices have also declined with development projects easing, adding further value for those able to move forward with construction and renovation projects in 2021.

Other companies are distracted by trying to navigate and make it through this difficult time. We see the **opportunity and are focused to evolve and elevate**.





THE LIFESTYLE HOTEL FUNDS.
BY HCO.

THE LIFESTYLE HOTEL FUNDS BY HCO

Name of Funds: HCo West US Fund 01 LLC; HCo Central US Fund 01 LLC;
and HCo East US Fund 01 LLC.

Type of Fund: Regulation A+ SEC crowdfunding raise

Brand: Lifestyle Hotels by HCo

Hotel Operator: Valor Hospitality Partners, LLC (Valor)

Fund Manager: HotelierCo

In a collaboration between an accredited management company, Wefunder and HotelierCo we will utilize Regulation A+ SEC crowdfunding to acquire hotels that will be run and operated as lifestyle HCo or an appropriate soft brand.

Funds will target hotel assets with forecast leveraged IRRs in excess of **15.0%**.

The Offering Circular for **HCo Central US Fund 01 LLC** is now finalized and intended for submission to the SEC in **October 2020**.

While the hospitality industry is dominated by a handful of players, independent hotels are now in a unique position to break through the crowd and take advantage of travel trends and a desire for authenticity and experiences.



Note: This investment is in the fund manager, HotelierCo. Investments in hotels and hotel funds will be via separate subscription.

THE LIFESTYLE HOTEL – WHAT IS A LIFESTYLE HOTEL

HCo allows each property to be authentically independent or connected to a soft brand, allowing a flexible contract term and lower fees.

A **soft brand** hotel is an independent hotel that joins the power and convenience of a chain while maintaining a strong sense of individuality and independence with strictly defined rules, regulations, processes and associated costs. An **independent hotel** has a custom identity, a personal touch, and commitment to service that offer a one-of-a-kind guest experience.

A significant advantage independent hotels have is the ability to move with market trends and upgrade the assets as the market demands and not when the brand instructs the change.

Today's traveler wants an experience, good design and interesting or unusual spaces that offer local flair. They don't want the sameness associated with large brand companies.

As millennials start to travel, the focus is a local independent feel that established brands can't offer. Boutique and soft brand hotels can offer hotel conveniences with a bespoke experience. They benefit from their own branding strategies, digital media campaigns and creativity to attract customers. With increased availability of distribution channels and technology solutions the lifestyle hotels can also work with and sell directly to travel agents and tour operators.



THE LIFESTYLE HOTEL – BRANDS VS INDEPENDENT



Total U.S., weekly ADR, Luxury, Upper Upscale, Upscale classes, 2020

- ● Soft Brand
- ● Hard Brand
- ● Independent

$30



THE LIFESTYLE HOTEL – CONVERTING TO INDEPENDENT



Total U.S., % INDVs with index >100 in year prior to soft brand conversion, 2007-2019

- Market
- Market Class
- Market Class – Independents

Source: STR. 2020 © CoStar Realty Information, Inc.



THE LIFESTYLE HOTEL FUNDS BY HCO – STRUCTURE



HotelierCo.
- acquisition services and due diligence;
- asset and fund management;
- securing debt facilities.
- digital marketing and media.

Wefunder
- technology platform;
- investor dashboard;
- Investor distributions.

HCO CENTRAL US FUND 01 LLC

HCO CENTRAL US FUND - ASSET 01 LLC

HCO CENTRAL US FUND - ASSET 02 LLC

HCO CENTRAL US FUND - ASSET 03 LLC

HCO CENTRAL US FUND - ASSET 04 LLC

Franchise Agreement with each hotel asset LLC as relevant or operated by HotelierCo

VALOR Management Agreement with each hotel asset LLC as relevant or other appropriate party

VALOR

Note: This investment is in the fund manager, HotelierCo. Investments in hotels and hotel funds will be via separate subscription.

OUR TEAM IS
YOUR TEAM.



OUR TEAM



HOTELIERCO.
THE HOTEL CROWDFUNDING COMPANY

HotelierCo will provide a hotel investment platform for investors to have ownership in lifestyle hotels. Investors will be able to book direct to receive ownership discounts while reducing online travel agent involvement. The only commercial real estate funds presently utilizing Regulation A+ are focused on multifamily, office and retail.



Nathan Kivi, Chief Executive Officer, is a serial entrepreneur who has a passion for results-oriented management in the hospitality, finance and real estate sectors. With over 19 years of experience in corporate finance, investment banking, asset management, and fund management experience, Nathan has a proven track record in roles including Chief Investment Officer for Salter Brothers and Chief Strategy Officer for Valor.

Natalie Stone, Chief Operating Officer, brings with her more than 24 years of hotel, restaurant, real estate and development experience. She joined HotelierCo from leading the growth of a lifestyle brand, responsible for strategy, training, marketing and development nationwide. Previously she held the role of CEO at Grand Hospitality, where she oversaw strategies, development, operations and performance of a portfolio of over 150 properties.





OUR TEAM



HOTELIERCO.
THE HOTEL CROWDFUNDING COMPANY

Vinod Sankar, Private Technology Consultant, with 20 years of experience in technology-driven organizations, Vinod has a track record of creating strategies to launch cutting-edge products, pioneer new markets, and drive transformational changes to business models, forging mission-critical partnerships and alliances, optimizing processes, and playing a key role in organization and talent development.





Jenn Hambric, Digital Marketing Director, has over seven years of experience in strategic digital communications with national media organizations, corporate entities and global consumer brands.

At HotelierCo Jenn specializes in web development, digital advertising, search engine optimization (SEO) and social media management.



OUR PARTNERS

VALOR HOSPITALITY PARTNERS

REIMAGINING HOSPITALITY

Valor is a hospitality management company of alternative thinking enthusiasts. Valor saw the value of partnering with HotelierCo to provide hospitality resources for underwriting deals as well as offer best in class operation for hotels run by HotelierCo. Valor provides honest, hands-on experience developing hotels which have been recognized as being the best in their categories not only financially, but critically, with exemplary guest experience.



Euan McGlashan is co-founder and CEO of Valor Hospitality Partners, a global hospitality development and management company that owns and operates properties in the U.S., the U.K., Europe and Africa.



Steve Cesinger is co-founder and CIO of Valor Hospitality Partners and has acquired over 38 years of experience in private equity, corporate finance, investment banking and operations, with a focus in commercial real estate and hospitality over the last 19 years.



OUR PARTNERS

 **VALOR** HOSPITALITY PARTNERS

REIMAGINING HOSPITALITY

VALOR HOTELS UNDER MANAGEMENT

UNITED KINGDOM

Holiday Inn, Peterborough West
Crowne Plaza, Chester
Crowne Plaza, Glasgow
Crowne Plaza, Harrogate
Crowne Plaza, Nottingham
Crowne Plaza, Plymouth
Crowne Plaza, Solihull
Crowne Plaza, Stratford-upon-Avon
Hotel Indigo, Liverpool
AC Hotel By Marriott Birmingham
AC Hotel By Marriott Manchester Salford Quays
Doubletree, Manchester Piccadilly
Doubletree Hotel & Spa, Chester
Doubletree, Leeds City Centre
Hilton Garden Inn, Birmingham Brindleyplace
Hilton Garden Inn, Glasgow City Centre
Hilton Garden Inn, Bristol City Centre

ASIA

Staybridge Suites Thonglor, Bangkok
Holiday Inn &Suites Sriracha, Thailand
Hyde Heritage Thonglor, Bangkok

UNITED STATES OF AMERICA

Crowne Plaza, Suffern
Hotel Indigo Williamsburg, Brooklyn
The Bossert, a Kimpton Hotel, Brooklyn
Delta, Basking Ridge
Somerset Hills Tapestry, Basking Ridge
Holiday Inn Express, Gatlinburg
Holiday Inn Memphis, Memphis
Hotel Indigo Vinings, Atlanta
Crowne Plaza, Greenbelt
Kimpton Rouge, Washington, D.C.
Hotel Indigo Orange Beach, Gulf Shores
The Lodge at Gulf State Park, Gulf Shores
Central Station Curio Hotel, Memphis
The Harpeth Hotel Curio, Franklin
Embassy Suites, Tuscaloosa Downtown
FedEx Family House, Memphis
Tri Delta Place at St. Jude, Memphis
Fogelman Executive Conference Center, Memphis

New / Under Construction

The Jefferson Curio, Huntsville
The McLemore Curio Resort, Lookout Mountain
The Valley Hotel Curio, Homewood
Intercontinental, Charlotte

SOUTH AFRICA

Spier Wine Estate, Stellenbosch
Garonga Safari Camp, Makalali Game Reserve
Lord Milner Hotel and Matjiesfontein Village
Silvan Safari, Sabi Sand Game Reserve
Manna Bay, Cape Town
AC by Marriott, Cape Town
Home Suite Hotel Bristol, Johannesburg
Camissa House, Cape Town

New / Under Construction

voco™ The Bank Rosebank, Cape Town
One on Whiteley Melrose Arch, Johannesburg
Home*Suite Tottenham & Adrienne, Johannesburg
Opera House, Johannesburg



MIDDLE EAST

Living Bay Project Marjan Island, RAK



SERVICE PROVIDERS



Faegre Drinker is a national, full-service law firm providing litigation, regulatory and business solutions to public and private corporations, multinational Fortune 100 companies and start-ups.



Firebee is an Atlanta-based full-service marketing communications agency. With big ideas and strategic insights, they help make deep connections with our members.



Wefunder is able to provide services for offerings under Reg A+ and Reg CF offerings. They handle the investor and technology portion of our business allowing us to focus on finding the best hotel opportunities for investors.



Reconciled provides industry leading bookkeeping and accounting for businesses and entrepreneurs across the US. The 100% US based elite team sets the standard for consistency and quality that you can count on.





**MEDIA
& DIGITAL FOOTPRINT.**

MEDIA – STARTING THE EXCITEMENT

HOTEL BUSINESS / AUGUST 2019
WITH THIS START-UP, ANYONE CAN OWN A PIECE OF A HOTEL
https://togo.hotelbusiness.com/article/with-this-start-up-anyone-can-own-a-piece-of-a-hotel/

ATLANTA BUSINESS CHRONICLE / AUGUST 2019
HOTEL CROWDFUNDING STARTUP LAUNCHES IN ATLANTA
https://www.bizjournals.com/atlanta/news/2019/08/01/hotel-crowdfunding-startup-launches-in-atlanta.html

ATLANTA INNO / AUGUST 2019
ATLANTA STARTUP HOTELIERCO MAKES INVESTING IN HOTEL PROPERTIES EASY
https://www.americaninno.com/atlanta/atlanta-startups/atlanta-startup-hotelierco-makes-investing-in-hotel-properties-easy/

HYPEPOTAMUS / JULY 2019
CROWDFUND PLATFORM HOTELIERCO LETS ANYONE BUY INTO HOTEL OWNERSHIP
https://hypepotamus.com/companies/hotelierco/

CROWDFUND INSIDER / JULY 2019
CROWDFUNDING HOTELS: HOTELIERCO USES REG A+ TO FINANCE FIRST BOUTIQUE HOTEL
https://www.crowdfundinsider.com/2019/07/149802-crowdfunding-hotels-hotelierco-uses-reg-a-to-finance-first-boutique-hotel/



MEDIA – THE AMERICAN ENTREPRENEUR

THE AMERICAN ENTREPRENEUR BOOK / RELEASED AUGUST 2020





Creative Classics Publications US

THE **AMERICAN ENTREPRENEUR**

F E A T U R I N G

HOTELIERCO.
THE HOTEL CROWDFUNDING COMPANY

Nathan Kivi

THE AMERICAN ENTREPRENEUR

The Success Stories behind Today's Top Fast-Growth Companies

KATHLEEN TRACY

Twenty of today's most innovative entrepreneurs share their start-up success stories and offer strategies for surviving and thriving in today's challenging marketplace.





**BENEFITS OF INVESTING,
USE OF FUNDS
& GROWTH .**

HOTELIERCO – WHY INVEST

A FUND MANAGER: Diversify your portfolio and become an owner in a fund and asset management company. Revenue is generated by assets under management, with assets under management generated by hotel crowdfunding investment.

BRAND FUNDS: We are ready to launch our first two REIT style products. The product will also be the first step in HotelierCo creating its own brand.

MEMBERSHIP: With our members across all products being end users, we improve profitability of both HotelierCo and the hotel assets we manage.

INVESTOR PERKS: Getting involved now gets you additional benefits over time. Investors in HotelierCo will receive cumulative perks for each investment made.





HOTELIERCO – INVESTOR PERKS



SHARES: $1 per share (100 minimum)
TOTAL RAISE SIZE: $1.07 million
VALUATION: $12.5 million

THE TRAVELLER 1,000 shares / $1,000 investment

5% Stay discount at all HotelierCo managed properties* and free room upgrades**

THE ADVENTURIST 5,000 shares / $5,000 investment

Everything in the 1,000 shares perks with an additional 5% discount on hotel stay bookings + branded YETI gear

THE ASTUTE INVESTOR 10,000 shares / $5,000 investment

Everything in the 5,000 shares perks + 5.0% discount on the valuation for future HotelierCo Retail company capital raises

LAUNCH PARTY JUNKIE! 50,000 shares / $50,000 investment

GET ALL LEVEL OF PERKS + an owners invite for ALL launch parties of renovated and converted HotelierCo hotels + two nights accommodation through until 31 December 2024.



* when booking directly and cumulative with any discounts available to investors who invest in HotelierCo funds.
**Based on availability
Note: This investment is in the fund manager, HotelierCo. Investments in hotels and hotel funds will be via separate subscription.

HOTELIERCO – COSTS & REVENUE

OPERATIONAL COSTS:
1. Build team
2. Technology costs
3. Digital marketing and social media
4. Audit fees & accounting
5. Legal & insurance
6. Office space



BURN RATES:
FOR points **1 through 6** forecast costs of:
- **$440,000** – Q1 and Q2 **2021**
- **$580,000** – Q3 and Q4 **2021**

REVENUE:
Revenue is based on Assets Under Management (AUM). If the first three REIT style products all fully subscribed at $50.0 million would facilitate around **$300.0 million** in AUM, which would generate **$3.75 million** of annual asset management fees (revenue) for HotelierCo.

This revenue stream occurs on acquisition of the first asset, anticipated by Q1 2022.

PROFIT:
If we are successful in raising money in our REIT style products, we forecast HotelierCo can be profitable in 21-24 months. We anticipate doing one further raise in Q3 of 2021 to get us to profitability.



HOTELIERCO – USE OF FUNDS

COSTS	FIRST $100,000	@ 31 OCT 2021	@ 31 DEC 2021
Initial legal costs	$10,000	$75,000	$75,000
Initial marketing costs	$0	$35,000	$35,000
Initial PR launch costs	$6,000	$20,000	$20,000
Wefunder fee	$75,00	$80,250	$80,250
Build out team	$35,000	$559,410	$663,342
Office space	$0	$11,322	$13,425
Technology costs	$500	$13,421	$15,915
Digital marketing & social media	$36,000	$227,697	$270,000
Audit fees & accounting	$2,500	$12,481	$14,800
Legal & insurance	$2,500	$35,419	$42,000
TOTAL COSTS	**$100,000**	**$1,070,000**	**$1,229,732**



HOTELIERCO – FORECAST CASHFLOW



Investing in the company being offered is speculative and involve substantial risks. Consider the risks outlined in the investor documents before investing. Risks include, but are not limited to illiquidity, lack of diversification, complete loss of capital, default risk, and capital call risk. An investment may not achieve its objectives or forecasts shown.

HOTELIERCO – GROWTH

INTERNATIONAL BOUND. With our partners already having a global presence, we intend to take the HotelierCo business model international.

EDUCATION of members. Hotels are complex. We want to continue to educate members so they can be more informed and get a deeper understanding of their investments.

MOBILE CONNECTIVITY that allows members to book directly to their owned hotels (and potentially non-owned assets).

BRAND CREATION. With a growing platform of members, we intend to use this to create a brand owned by the crowd. A new opportunity and methodology to bring a brand to market.





QUESTIONS & ANSWERS.



INVESTOR Q&A

WHAT DOES YOUR COMPANY DO?
We are a hotel fund management and development company. We find hotel deals and utilize equity crowdfunding laws to buy, renovate, rebrand and operate the investments not using the institutional market.

WHERE WILL YOUR COMPANY BE IN FIVE YEARS?
We believe we have several avenues for growth. Once our investor base has scale, we will have a new avenue for brand creation, owned by the members for this investment! HotelierCo to be a global company. Through solid partnerships, we intend to grow the footprint globally.

WHY THIS IDEA?
With a background in hotel funds management, Nathan previously spent time working for a large brand (IHG) and a hotel management company (Valor). While running hotel funds he had always wished there was an opportunity to invest my own money into the hotels - but at the time no avenue existed to allow for this. It now does, Regulation A+ crowdfunding, look out hospitality!

WHY NOW? WHAT CHANGED IN THE WORLD? WHY NOT YEARS AGO?
Regulation A+ brings the opportunity for new entrants in what was previously only institutional or high net worth hotel ownership.

Not only does this shake up the market from what a retail investor may require as a return on their capital - but it also brings a loyalty overlay that has never been possible at this level before.



INVESTOR Q&A

WHAT IS YOUR PROUDEST ACCOMPLISHMENT?
Bringing a company up from inception is incredibly difficult and requires more grit and perseverance than our CEO, Nathan, could have possibly imagined.

Having a concept from 2015 and being able to continually run with it, adjust the business plan as you learn, and to still be here! We have now experienced the arduous process of qualifying an Offering Circular and have gathered great learnings to be successful on the following ones.

We are now ready and confident we have a business model that will see a monumental shift in hotel investment.

HOW FAR ALONG ARE WE? WHAT IS THE BIGGEST OBSTACLE?
We started the company in 2017. We had our first Offering Circular qualified to raise up to $35.0 million for a hotel development in West Cape May, New Jersey in July 2019. Unfortunately the COVID-19 impact on hotel development debt prevented us moving forward on this project.

We have spent nine months preparing an Offering Circular for HotelierCo to raise the first of three $50.0 million funds as boutique lifestyle properties. The first Offering Circular is ready to submit.

We have been fortunate enough to have a new Chief Operating Officer, Natalie Stone. She brings with her some fantastic relationships as well as some additional avenues for growth for the company.

The biggest obstacle has been the timing involved with Regulation A+ raises.



INVESTOR Q&A

WHO ARE THE COMPETITORS? WHO IS THE BIGGEST THREAT?
Other groups in the commercial space include Fund Rise and Realty Mogul. These groups typically do not invest in the hotel space. Hotels require a unique skill set that differs from the retail, industrial and multifamily space.

Instead of having focus solely on the land and asset – hotels rely on business performance. Having a team that can understand that guest experience is paramount to achieving profit.

WHAT DO YOU UNDERSTAND THAT YOUR COMPETITORS DO NOT?
The hotel industry has four key players for each hotel investment.
1. The brand (or an unbranded venture) for the asset;
2. The operator of the asset; and
3. The owner of the asset; and
4. The guest staying at the asset.

Each of these players have different economic interests and value propositions. Understanding what is important to each and how to leverage the parties can provide an exceptional value proposition for all involved.

Nathan and Natalie have both been fortunate enough to work in and across all three sides of the hotel investment and have the insight on how to make them work together for a positive outcome for all.



INVESTOR Q&A

HOW WILL HOTELIERCO MAKE MONEY?

HotelierCo makes money from:
1. fund management fees from hotels placed on the platform;
2. development fees from assets that require development;
3. performance fees when we make our members higher levels of returns.

WHAT ARE THE BIGGEST RISKS? IF YOU FAIL, LIKELY REASON? WHAT HAS TO GO RIGHT FOR SUCCESS?

The biggest risk for HotelierCo will not be achieving sufficient funds under management fast enough to cover the operational costs of the business.

At this stage we are excited to see the traction of our new brand partnership, this will see a dual marketing campaign and access to get out to part of a member platform with millions of members.

We also target investments we believe have strong fundamentals - if we don't end up having assets with strong returns, we are unlikely to have members invest and grow our management platform.

WHAT DO YOU NEED THE MOST HELP WITH?

Our platform relies heavily on technology. We are excited to be working with Wefunder to help with this part of the business.



CONTACT

info@hotelierco.com



HOTELIERCO.

THE HOTEL CROWDFUNDING COMPANY